Annual Report

Cover Page

Name of issuer:

Our Sphere, Inc.

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/15/2021

Physical address of issuer:

440 N Barranca Ave #3149
Covina CA 91723

Website of issuer:

https://oursphere.org/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

Prior fiscal

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$236,034.26	$327,727.00
Cash & Cash Equivalents:	$217,909.49	$315,631.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$380,163.00	$307,902.00
Non-Current Liabilities:	$1,034,470.82	$1,928,191.00
Revenues/Sales:	$43,261.93	$69,263.00
Cost of Goods Sold:	$1,025,205.00	$900,287.00
Taxes Paid:	$0.00	$450.00
Net Income:	($1,155,791.15)	($1,067,905.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Our Sphere, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Doug Burnett	Chief Good Officer	Buena	2021
Heidi Lindvall	General Partner	Pale Blue Dot	2021
Alexandra Wright-Gladstein	CEO	Sphere	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jason Britton	Chief Product Officer	2021
Doug Burnett	Chief Creative Officer	2021
Alexandra Wright-Gladstein	CEO	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alexandra Wright-Gladstein	8000000.0 Common Shares	76.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon

the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

We rely on other companies to provide services for our products. We depend on contractors to meet our obligations to customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon services in compliance with requirements and in a timely and cost-effective manner.

Regulatory uncertainty around ESG and values-based investing may hinder adoption of our products. The legal landscape surrounding ESG and values-based investment options in retirement plans, such as 401(k)s and 403(b)s, is evolving and often inconsistent. Conflicting federal guidance and potential future regulatory changes may discourage plan sponsors or providers from offering our fossil-free mutual fund, even when it meets fiduciary standards.

Market perceptions of climate-friendly investing may shift, affecting demand for our products. Investor interest in climate-aligned or fossil-free funds could decline due to political, economic, or cultural shifts. If demand for divestment-based strategies wanes, Sphere's core value proposition may lose resonance with investors.

There is no guarantee that fossil fuel divestment will continue to outperform traditional benchmarks. Although historical studies suggest fossil-free portfolios have performed on par with or better than fossil-inclusive ones, past performance does not guarantee future results. Shifts in energy markets, global policy, or investor sentiment could lead to underperformance of fossil-free strategies relative to the broader market.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Jason Britton and Doug Burnett are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors

addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	2,519,684	2,519,684	Yes ⌄
Common	12,850,394	8,000,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,259,843 total authorized, 491,339 issued

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	09/02/23
Amount	$150,000.00
Interest rate	15.0% per annum
Discount	0.0%
Valuation cap	$15,000,000.00
Maturity date	09/02/26

Convertible Note

Issue date	12/31/23
Amount	$232,445.00
Interest rate	15.0% per annum
Discount	0.0%
Valuation cap	$15,000,000.00

Maturity date	12/31/26

This convertible note was given as a form of payment for services rendered in 2023.

Convertible Note

Issue date	11/26/24
Amount	$283,186.00
Interest rate	15.0% per annum
Discount	0.0%
Valuation cap	$15,000,000.00
Maturity date	12/31/27

This convertible note was given as a form of payment for services rendered in 2024.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2023	Section 4(a)(2)	SAFE	$5,000	General operations
9/2023	Section 4(a)(2)	Convertible Note	$150,000	General operations
12/2023	Section 4(a)(2)	Convertible Note	$232,445	General operations
2/2024	Section 4(a)(2)	SAFE	$350,000	General operations
9/2024	Section 4(a)(2)	SAFE	$262,500	General operations
11/2024	Section 4(a)(2)	SAFE	$500,000	General operations
11/2024	Section 4(a)(2)	Convertible Note	$283,186	General operations
12/2024	Section 4(a)(2)	SAFE	$150,000	General operations
12/2024	Section 4(a)(2)	SAFE	$25,000	General operations
2/2025	Section 4(a)(2)	SAFE	$10,000	General operations

7/2025	Regulation D, Rule 506(b)	SAFE	$10,000	General operations
7/2025	Regulation D, Rule 506(b)	SAFE	$250,000	General operations
8/2025	Regulation D, Rule 506(b)	SAFE	$10,000	General operations
8/2025	Section 4(a)(2)	SAFE	$10,000	General operations
9/2025	Regulation Crowdfunding	SAFE	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Tabita and Michael Wright
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	08/13/21
Relationship	Parents of founder

Name	Reflection Asset Management and Buena
Amount Invested	$232,445.00
Transaction type	Convertible note
Issue date	12/31/23
Interest rate	15.0% per annum
Discount	0.0%

Maturity date	12/31/26
Valuation cap	$15,000,000.00
Relationship	Service providers

Name	Alex Wright-Gladstein
Amount Invested	$350,000.00
Transaction type	Safe
Issue date	02/08/24
Valuation cap	$15,000,000.00
Relationship	Founder and CEO

Name	Reflection Asset Management and Buena
Amount Invested	$283,186.00
Transaction type	Convertible note
Issue date	11/26/24
Interest rate	15.0% per annum
Discount	0.0%
Maturity date	12/31/27
Valuation cap	$15,000,000.00
Relationship	Service providers

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Working to move $1T of 401(k) funds out of fossil fuels, featured in Forbes & FastCompany

Milestones

Our Sphere, Inc. was organized in the State of Delaware in February 2021.

Since then, we have:

- Offering climate-friendly funds that can check the boxes of what 401(k) fiduciaries look for.

- $40M AUM. Featured in Forbes, FastCompany, Morningstar, TechCrunch, SF Chronicle, and more.

- 150M views on viral campaign and working with 500+ celebrities to bring awareness to the issue.

- 378% Year-over-Year growth in fund revenue.

- Just got added to Fidelity and Schwab. Available on over 250 401(k) plans and growing.

- Backed by VCs Pale Blue Dot, Fairbridge, Knickerbocker, Climate Capital, and more.

- Second-time founder with first company valued over $1B.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the

Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $28,157 compared to the year ended December 31, 2024, when the Company had revenues of $69,263.

- *Assets*. As of December 31, 2025, the Company had total assets of $194,356.24, including $187,221.88 in cash. As of December 31, 2024, the Company had $327,727 in total assets, including $315,631 in cash.

- *Net Loss*. The Company has had net losses of $1,155,791.15 and net losses of $1,067,905 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities totaled $1,414,633.82 for the fiscal year ended December 31, 2025 and $2,236,093 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,000,000 in equity, $665,631 in convertibles, and $1,582,500 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Our Sphere, Inc. cash in hand is $243,555, as of March 2026. Over the last three months, revenues have averaged $3,598.34/month, cost of

last three months, revenues have averaged $3,598.34/month, cost of goods sold has averaged $25,239.52/month, and operational expenses have averaged $28,775.79/month, for an average burn rate of $50,416.97 per month. Our intent is to be profitable in 18 months.

Fund AUM has grown to $64M and getting onto all the major platforms has accelerated that growth. As of September 2025, The Sphere 500 Climate Fund as SPFEX is on the Fidelity and Schwab brokerage and 401(k) platforms, and customers have been increasingly coming through those platforms. Thus far in 2026, there have been no material changes.

We are already revenue-generating today, with recurring revenue growing alongside AUM, and we expect both to increase meaningfully over the next 3-6 months as a growing sales team and new fund launches drive inflows. In the near term, expenses will remain disciplined and focused on core product and early go-to-market efforts, consistent with our historical low burn. We are currently raising a $5M seed round, which we expect to close in the coming months; this capital will unlock significant growth by enabling key hires across sales and engineering and accelerating the launch of additional funds. With that in place, we expect to see a step-change in both AUM and revenue, as we scale distribution and move toward becoming a default option within retirement plans, with revenue scaling alongside assets. Over the next 6 months, we expect $122,675 in revenues and $637,167 in expenses.

We are raising a $5M seed funding round, which enables us to launch additional fund products, making climate-friendly versions of the full suite of funds that are typically offered in a 401(k) menu. Raising this larger round of financing enables us to grow more quickly, but is not necessary for us to become profitable. In parallel to targeting 401(k) plans, we have launched the AtmoSphere Portal. It's designed to give customers a clearer view of both the financial performance and climate impact of their investments. We are rolling out additional features later this year to make our platform and products more accessible. We are not currently profitable but expect to become profitable in 2029.

We are currently raising a $5M seed round and nearing a first close. Founder and CEO Alex Wright-Gladstein also has access to personal wealth from her first startup company Ayar Labs to cover short-term burn as needed, and she is planning to invest in this $5M seed round alongside outside investors.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its

viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Alexandra Wright-Gladstein, certify that:

(1) the financial statements of Our Sphere, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Our Sphere, Inc. included in this Form reflects accurately the information reported on the tax return for Our Sphere, Inc. filed for the most recently completed fiscal year.



Alexandra Wright-Gladstein

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide

their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://oursphere.org//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5

Appendix D: Director & Officer Work History

Alexandra Wright-Gladstein
Doug Burnett
Heidi Lindvall
Jason Britton

Appendix E: Supporting Documents

ttw_communications_162356_235608.pdf
ttw_communications_162356_235639.pdf
ttw_communications_162356_235746.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

  SPV Subscription Agreement - Early Bird

  Early Bird SAFE (Simple Agreement for Future Equity)

  SPV Subscription Agreement

  SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

  Financials 1

  Financials 2

  Financials 3

  Financials 4

  Financials 5

Appendix D: Director & Officer Work History

  Alexandra Wright-Gladstein

  Doug Burnett

  Heidi Lindvall

  Jason Britton

Appendix E: Supporting Documents

ttw_communications_162356_235608.pdf
ttw_communications_162356_235639.pdf
ttw_communications_162356_235746.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Our Sphere, Inc.

By

Alex Wright-Gladstein
—————————————————————
Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Alex Wright-Gladstein
—————————————————————
Founder and CEO
4/28/2026

Douglas Jay Burnett
—————————————————————
Chief Creative Officer
4/28/2026